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SECU | ‖‖‖‖‖‖‖‖‖‖‖‖‖ | ON
**12011960**

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... 12.00 | |

| SEC FILE NUMBER |
| --- |
| 8- 49118 |

FEB 27 2012
Mail Process Section
Washington, DC
123

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011

                                MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue

                           (No. and Street)

| Raleigh | NC | 27603 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant                                    (919) 831-2370

                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP

                   (Name – if individual, state last, first, middle name)

| P.O. Box 18068 | Raleigh | NC | 27619 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, Richard K. Bryant _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Investment Brokerage, Inc. _____, as

of December 31 _____, 20 11 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                          Signature

_____
Bethany A. Wither                            Title
        Notary Public

**Notary Public**
**Wake County**
**My Commission Expires**
**02/15/2016**
**NORTH CAROLINA**
**BETHANY A. WITHER**

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

**BATCHELOR, TILLERY & ROBERTS, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

## Independent Auditors' Report

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 8 through 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Batchelor, Tillery & Roberts, LLP*

February 15, 2012

# CAPITAL INVESTMENT BROKERAGE, INC.

## Balance Sheets

## December 31, 2011 and 2010

|  | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 193,780 | 236,992 |
| Accounts receivable | 222,899 | 256,010 |
| Total current assets | 416,679 | 493,002 |
| | | |
| **Property and equipment, at cost:** | | |
| Office equipment | 65,116 | 65,116 |
| Less accumulated depreciation | (65,116) | (65,116) |
| Property and equipment, net | - | - |
| | | |
| Goodwill | 260,435 | 260,435 |
| Other | 103,948 | 36,180 |
| | $ 781,062 | 789,617 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Commissions payable | 218,490 | 218,073 |
| Accounts and other payables | 19,500 | 18,677 |
| Accrued retirement | 12,000 | 12,000 |
| Total current liabilities | 249,990 | 248,750 |
| | | |
| **Stockholders' equity:** | | |
| Common stock, no par value | 386,000 | 386,000 |
| Retained earnings | 145,072 | 154,867 |
| Total stockholders' equity | 531,072 | 540,867 |
| | $ 781,062 | 789,617 |

See accompanying notes to financial statements.

2

# CAPITAL INVESTMENT BROKERAGE, INC.

## Statements of Income and Retained Earnings

### Years ended December 31, 2011 and 2010

|  | 2011 | 2010 |
|---|---|---|
| Revenues | $ 3,368,329 | 3,602,540 |
| Operating expenses: |  |  |
| Wages and salaries | 296,769 | 290,555 |
| Management fees | 144,000 | 144,000 |
| Commissions | 2,800,059 | 2,937,341 |
| Registration and fees | 47,377 | 48,604 |
| Publications | 6,094 | 5,363 |
| Legal and professional | 28,846 | 35,375 |
| Insurance | 38,515 | 55,706 |
| Taxes and licenses | 1,061 | 1,584 |
| Retirement | 12,000 | 12,000 |
| Miscellaneous | 3,469 | 2,773 |
|  | 3,378,190 | 3,533,301 |
| Operating (loss) income | (9,861) | 69,239 |
| Other income - interest income | 66 | 84 |
| Net (loss) income | (9,795) | 69,323 |
| Retained earnings, beginning of year | 154,867 | 85,544 |
| Dividends paid | - | - |
| Retained earnings, end of year | $ 145,072 | 154,867 |

See accompanying notes to financial statements.

# CAPITAL INVESTMENT BROKERAGE, INC.

## Statements of Cash Flows

### Years ended December 31, 2011 and 2010

|  | 2011 | 2010 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) income | $ (9,795) | 69,323 |
| Adjustments to reconcile net (loss) income | | |
| to net cash (used in) provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 33,111 | 23,625 |
| Other assets | (67,768) | (36,180) |
| Accounts and other payables | 417 | 9,438 |
| Commissions payable | 823 | (20,820) |
| Net cash (used in) provided by operating activities | (43,212) | 45,386 |
| Cash and cash equivalents, beginning of year | 236,992 | 191,606 |
| Cash and cash equivalents, end of year | $ 193,780 | 236,992 |

See accompanying notes to financial statements.

4

(1) <u>Organization and Significant Accounting Policies</u>

Capital Investment Brokerage, Inc. (the "Company") was incorporated as a North Carolina corporation on October 15, 1996 to provide investment services to investors as a fully-disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industries Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

<u>Revenue Recognition</u>

The Company recognizes revenue from securities transactions on a trade-date basis.

<u>Basis of Presentation</u>

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

<u>Cash and Cash Equivalents</u>

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

<u>Accounts Receivable</u>

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2011 and 2010.

<u>Property and Equipment</u>

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

<u>Income Taxes</u>

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2011 or 2010.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $165,356, which was $115,356 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.51 to 1.

(3) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $144,000 in 2011 and 2010 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2011 and 2010 were $576,980 and $614,379, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2011 and 2010 were $226,837 and $192,835, respectively.

(4) Common Stock

The authorized, issued and outstanding common stock as of December 31, 2011 and 2010 of the Company consisted of the following:

|  | Shares Issued and Outstanding |
|---|---|
| Common stock - class A, voting, 51,500 shares authorized | 30,694 |
| Common stock - class B, non-voting, 48,500 shares authorized | 26,257 |
| Total shares | 56,951 |

(5) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2011 and 2010 were $12,000 for each year.

(6) Line of Credit

The Company maintains an unsecured line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (2.75% as of December 31, 2011 and 2010). There were no outstanding borrowings as of December 31, 2011 and 2010.

(7) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2011 and 2010, the Company had no uninsured cash balances.

(8) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 15, 2012, the date the financial statements were available to be issued.

# CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2011 and 2010

|  | Common stock | Retained earnings | Total |
|---|---|---|---|
| Balance, December 31, 2009 | $ 386,000 | 85,544 | 471,544 |
| Net income for 2010 | - | 69,323 | 69,323 |
| Dividends paid | - | - | - |
| Balance, December 31, 2010 | $ 386,000 | 154,867 | 540,867 |
| Net loss 2011 | - | (9,795) | (9,795) |
| Dividends paid | - | - | - |
| Balance, December 31, 2011 | $ 386,000 | 145,072 | 531,072 |

# CAPITAL INVESTMENT BROKERAGE, INC.

### Supplemental Schedules of Computation and Reconciliation of
### Net Capital in Accordance with Rule 15c3-1 of the
### Securities and Exchange Commission

### December 31, 2011 and 2010

|  | | 2011 | 2010 |
|---|---|---|---|
| **Net capital:** | | | |
| Total member's equity | $ | 531,072 | 540,867 |
| | | | |
| Deduct: Excluded indebtedness | | - | - |
| Add: Subordinated indebtedness | | - | - |
| Deduct: Non-allowable assets | | (364,384) | (318,220) |
| Deduct: Concessions | | - | - |
| Deduct: Securities haircuts | | (1,332) | (2,221) |
| | | | |
| Net capital | $ | 165,356 | 220,426 |
| | | | |
| **Aggregate indebtedness:** | | | |
| Accounts and other payables | $ | 19,500 | 18,677 |
| Commissions payable | | 218,490 | 218,073 |
| Accrued retirement | | 12,000 | 12,000 |
| | | | |
| Total | $ | 249,990 | 248,750 |
| | | | |
| **Net capital requirements:** | | | |
| Broker-dealer | $ | 50,000 | 50,000 |
| Net capital in excess of requirements | | 115,356 | 170,426 |
| | | | |
| Net capital as computed above | $ | 165,356 | 220,426 |
| | | | |
| Ratio of aggregate indebtedness to net capital | | 1.51 to 1 | 1.13 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

# CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**BATCHELOR, TILLERY & ROBERTS, LLP**
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

## INDEPENDENT AUDITORS' REPORT ON
## INTERNAL CONTROL REQUIRED BY SECURITIES
## AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Batchelor, Tillery & Roberts, LLP*

February 15, 2012

# BATCHELOR, TILLERY & ROBERTS, LLP
## CERTIFIED PUBLIC ACCOUNTANTS
### POST OFFICE BOX 18068
### RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

## INDEPENDENT ACCOUNTANTS' REPORT ON
## APPLYING AGREED-UPON PROCEDURES RELATED TO
## AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments on page 16 [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended to December 31, 2011, which were agreed to by Capital Investment Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Brokerage, Inc.'s management is responsible for Capital Investment Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Batchelor, Sidling & Roberts, LLP*

February 15, 2012

# CAPITAL INVESTMENT BROKERAGE, INC.

## Schedule of Assessments and Payments

### Year ended December 31, 2011

| | | |
|---|---|---|
| Assessment for 2011 | $ | 4,026 |
| Less: | | |
|     Payment July 28, 2011 | | (2,262) |
|     Payment January 31, 2012 | | (1,764) |
| Balance due | $ | NONE |